                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549


                                     SCHEDULE 13D


                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (AMENDMENT NO. TWO)*

                                    HELISYS, INC.
                                    -------------
                                   (Name of Issuer)

                            COMMON STOCK, $0.001 PAR VALUE
                            ------------------------------
                            (Title of Class of Securities)

                                     423282 10 2
                                     -----------
                                    (CUSIP Number)

          Robert Steinberg Esq., c/o Jeffer, Mangels, Butler & Marmaro LLP, 2121 AVENUE OF THE STARS, 10TH FLOOR, LOS ANGELES, CALIFORNIA 90067,
                                    (310) 203-8080
   ---------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                                  and Communications)

                                  SEPTEMBER 14, 1998
               -------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D

---------------------                                                                                        ---------------------
CUSIP NO. 423282 10 2
---------------------                                                                                        ---------------------
----------------------------------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           REED L. HARMAN
----------------------------------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                               (a) /X/

                                                                                                                           (b) / /
----------------------------------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
             PF

----------------------------------------------------------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                             / /

----------------------------------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
             U.S.A.

----------------------------------------------------------------------------------------------------------------------------------

                7      SOLE VOTING POWER
                           -0-
              --------------------------------------------------------------------------------------------------------------------
  NUMBER OF
    SHARES      8      SHARED VOTING POWER
 BENEFICIALLY          900,000
    OWNED     --------------------------------------------------------------------------------------------------------------------
     BY
    EACH        9      SOLE DISPOSITIVE POWER
  REPORTING            -0-
   PERSON     --------------------------------------------------------------------------------------------------------------------
    WITH
               10      SHARED DISPOSITIVE POWER
                       900,000
----------------------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           900,000

----------------------------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                              / /

----------------------------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              17.6%

----------------------------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*
              IN

----------------------------------------------------------------------------------------------------------------------------------
                                       *SEE INSTRUCTIONS BEFORE FILLING OUT

                                       2




                                                   SCHEDULE 13D


---------------------                                                                                        ---------------------
CUSIP NO. 423282 10 2
---------------------                                                                                        ---------------------
----------------------------------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           NAN M. HARMAN
----------------------------------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                               (a) /X/

                                                                                                                           (b) / /
----------------------------------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
              PF

----------------------------------------------------------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                             / /

----------------------------------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
              U.S.A.
----------------------------------------------------------------------------------------------------------------------------------

                7      SOLE VOTING POWER
                           -0-
              --------------------------------------------------------------------------------------------------------------------
  NUMBER OF
    SHARES      8      SHARED VOTING POWER
 BENEFICIALLY          900,000
    OWNED     --------------------------------------------------------------------------------------------------------------------
     BY
    EACH        9      SOLE DISPOSITIVE POWER
  REPORTING            -0-
   PERSON     --------------------------------------------------------------------------------------------------------------------
    WITH
               10      SHARED DISPOSITIVE POWER
                       900,000
----------------------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           900,000

----------------------------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                              / /

----------------------------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              17.6%

----------------------------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*
              IN

--------------------------------------------------------------------------------------------------------------------------
                                       *SEE INSTRUCTIONS BEFORE FILLING OUT

                                       3



                                                   SCHEDULE 13D

---------------------                                                                                        ---------------------
CUSIP NO. 423282 10 2
---------------------                                                                                        ---------------------
----------------------------------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           VISALIA TRUST

----------------------------------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                               (a) /X/

                                                                                                                           (b) / /
----------------------------------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
              PF

----------------------------------------------------------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                             / /

----------------------------------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
              CALIFORNIA,  U.S.A.

----------------------------------------------------------------------------------------------------------------------------------
                7      SOLE VOTING POWER
                           -0-
              --------------------------------------------------------------------------------------------------------------------
  NUMBER OF
    SHARES      8      SHARED VOTING POWER
 BENEFICIALLY          900,000
    OWNED     --------------------------------------------------------------------------------------------------------------------
     BY
    EACH        9      SOLE DISPOSITIVE POWER
  REPORTING            -0-
   PERSON     --------------------------------------------------------------------------------------------------------------------
    WITH
               10      SHARED DISPOSITIVE POWER
                       900,000
----------------------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           900,000

----------------------------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                              / /

----------------------------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              17.6%

----------------------------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*
              00

--------------------------------------------------------------------------------------------------------------------------
                                       *SEE INSTRUCTIONS BEFORE FILLING OUT

ITEM 1.  SECURITY AND ISSUER

         This statement relates to the Common Stock, par value $0.001 per share ("Common Stock"), of Helysis, Inc. a Delaware corporation (the "Company"), consisting of (i) up to 600,000 shares of Common Stock issuable upon conversion of Series A Preferred Stock of the Company, and (ii) 300,000 shares of Common Stock issuable upon exercise of Warrants to purchase an aggregate of 300,000 shares of Common Stock. All of such shares and warrants are held of record by Visalia Trust, a revocable trust of which Reed L. Harman and Nan M. Harman are the co-trustees.

         The Company's principal executive offices are located at 24015 Garnier Street, Torrance, California 90505.

ITEM 2.  IDENTITY AND BACKGROUND

         a. This statement is being filed by Reed L. Harman, Nan M. Harman and the Visalia Trust (collectively, the "Reporting Persons").

         b.  1820 Via Visalia, Palos Verdes Estates, California 90274

         c. Reed L. Harman is a private investor and is president of Southwest Investment Partners, a privately held investment company whose address is 1850 Via El Prado, Suite 405, Redondo Beach, California 90277. Nan M. Harman is the spouse of Mr. Harman and is not currently employed.

         d. None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         e. None of the Reporting Persons has been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         f.  U.S.A.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Pursuant to the terms of a Series A Preferred Stock and Warrant Purchase Agreement, dated September 14, 1998 (the "Purchase Agreement"), a copy of which is filed as Exhibit 99.A hereto, Visalia Trust acquired (i) 24,000 shares of Series A Preferred Stock of the Company (which shares are convertible into an aggregate of 600,000 shares of Common Stock of the Company, subject to adjustment in the event of certain dilutive issuances), and (ii) Warrants (the "Warrants") to purchase an aggregate of 300,000 shares of Common Stock of the Company at an initial exercise price of $.35 per share (subject to adjustment in the event of certain dilutive issuances). The aggregate purchase price paid by the Visalia Trust for the shares of Series A Preferred Stock and Warrants was $150,000. The source of the funds paid by the Visalia Trust for the Series A Preferred Stock and Warrants was cash held by the Visalia Trust, none of which was borrowed or obtained from other sources and all of which was part of the assets of the Visalia Trust.

ITEM 4.  PURPOSE OF THE TRANSACTION

         The Reporting Persons acquired the Series A Preferred Stock and the Warrants for investment purposes. Based on the Reporting Persons' ongoing evaluation of the business, prospects, and financial condition of the Company, the market for and price of the Common Stock, other opportunities available to the Reporting Persons, and other future developments, the Reporting Persons reserve the right to change their plans and intentions at any time, as they deem appropriate. In particular, the Reporting Persons may decide to sell or seek the sale of all or part of their present or future beneficial holdings of Common Stock, or may decide to acquire additional Common Stock, or securities convertible into or exchangeable for Common Stock, either in the open market, in private transactions or by any other permissible means.

         The Stock Subscription Warrant governing the terms of the Warrants, includes provisions protecting against certain dilutive events which could result in an increase or decrease in the number of shares of Common Stock issuable upon exercise of the Warrants. Reference is made to Section 2.5 of the Stock Subscription Warrant filed as Exhibit 99.B hereto.

         The Restated Certificate of Designation of Rights, Preferences and Privileges of Series A Preferred Stock of the Company (the "Certificate of Designation") which sets forth the rights preferences and privileges of the Series A Preferred Stock, includes provisions protecting against certain dilutive events which could result in an increase or decrease in the number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock into Common Stock. Reference is made to Section 3 of the Certificate of Designation filed as Exhibit 99.C hereto.

         Pursuant to the provisions of Section 5(a) of the Certificate of Designation, except as otherwise required by law or discussed below with respect to the election of directors, the holders of Series A Preferred Stock shall be entitled to vote as a single class with the holders of Common Stock. Holders of Series A Preferred Stock shall have the number of votes per share equal to:

              (A) If the average market price of a share of Common Stock (as defined in the Certificate of Designation) is $2.00 per share or greater, the number of shares of Common Stock into which each such share of Series A Preferred Stock is convertible at the time of the vote;

              (B) If the average market price of a share of Common Stock (as defined in the Certificate of Designation) is less than $2.00 per share but greater than or equal to $1.00 per share, the number of shares of Common Stock into which each such share of Series A Preferred Stock is convertible at the time of the vote multiplied by 2.5; or

              (C) If the average market price of a share of Common Stock (as defined in the Certificate of Designation) is less than $1.00 per share, the number of shares of Common Stock into which each such share of Series A Preferred Stock is convertible at the time of the vote multiplied by 5.

         As a result of these voting provisions, as of September 21, 1998, the Reporting Persons had the right to vote the 24,000 shares of Series A Preferred Stock beneficially owned by them as if they were the equivalent of 3,000,000 shares of Common Stock. The voting rights granted to the holders of the Series A Preferred Stock could impede the acquisition of control of the Company by any other person and the exercise of any control over the Company by the holders of Common Stock.

         Pursuant to the provisions of Section 5(b) of the Certificate of Designation, the holders of the outstanding shares of Series A Preferred Stock, voting as a separate class, have the right to elect one member of the Board of Directors of the Company. In the event that 240,000 or more shares of Series A Preferred Stock are issued and outstanding, the holders of the Series A Preferred Stock, voting as a separate class, shall have the right to elect one additional director.

         Reference is made to the Shareholders' Agreement (the "Shareholders' Agreement"), dated September 14, 1998, by and among the Company and certain of its stockholders (including the Visalia Trust), a copy of which is filed as Exhibit 99.D hereto. Pursuant to Section 2.1 of the Shareholders' Agreement, the holders of the Series A Preferred Stock have agreed that so long as Telantis Venture Partners V, Inc. holds no less than 35% of the shares of Series A Preferred Stock originally acquired by it, it shall have the right to designate the Series A Preferred stockholders' director nominee and the Visalia Trust has agreed to vote its shares in favor of such nominee.

         See the information disclosed in Item 6 of this Form 13D which is incorporated herein by this reference.

ITEM 5.  INTEREST IN SECURITIES OF THE COMPANY

         a. Reed L. Harman and Nan M. Harman, as co-trustees of the Visalia Trust, a revocable trust of which Mr. and Mrs. Harman are the co-trustees and joint trustors, beneficially own an aggregate of
             (i) 24,000 shares of Series A Preferred Stock of the Company which is convertible into an aggregate of 600,000 shares of Common Stock of the Company, and (ii) 300,000 shares of Common Stock issuable upon exercise of the Warrants. The 900,000 shares of Common Stock beneficially owned by the Reporting Persons constitutes 17.6% of the outstanding shares of Common Stock (assuming (i) 4,109,762 shares of Common Stock outstanding, and (ii) exercise or conversion of the Reporting Persons' Series A Preferred Stock and Warrants into Common Stock).

         b. Reed L. Harman and Nan M. Harman, as co-trustees of the Visalia Trust, have shared power to vote and dispose of the shares of Common Stock of the Company beneficially owned by the Reporting Persons.

         c. Pursuant to the terms of the Purchase Agreement, Reed L. Harman and Nan M. Harman, as co-trustees of the Visalia Trust, acquired (i) 24,000 shares of Series A Preferred Stock of the Company (which shares are convertible into an aggregate of 600,000 shares of Common Stock of the Company, subject to adjustment in the event of certain dilutive issuances), and (ii) Warrants (the "Warrants") to purchase an aggregate of 300,000 shares of Common

             Stock of the Company at an initial exercise price of $.35 per share (subject to adjustment in the event of certain dilutive issuances). The aggregate purchase price paid by the Visalia Trust for the shares of Series A Preferred Stock and Warrants was $150,000.

         d.  Not applicable.

         e.  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Pursuant to Section 7.17 of the Purchase Agreement, in the event that the average market price of the Company's Common Stock (as defined in the Certificate of Designation) is less than $.50 per share at any time commencing September 15, 1999, the Visalia Trust shall have the right to exchange shares of Series A Preferred Stock for a convertible promissory note of the Company in the principal amount equal to the purchase price for such shares plus an annualized return from the date of purchase equal 35% plus any accrued dividends. Such convertible promissory note would bear interest at 10% per annum and be payable quarterly over a two year period commencing six months from the issuance of such note. The note would be convertible into Common Stock upon demand of the holder. In the event of the loss of certain intellectual property rights of the Company or the failure of the Company to obtain a line of credit of at least $650,000 by October 31, 1998, the conversion right may be exercised by the holders of Series A Preferred Stock without regard to the average market price of the Company's Common Stock.

         Pursuant to Section 8.6 of the Purchase Agreement, the Company has granted the Reporting Persons (and certain other purchasers of Series A Preferred Stock and Warrants) the right to exchange the shares of Series A Preferred Stock and Warrants for any securities of the type to be offered by the Company (other than certain issuances to management, directors and employees of, and consultants to, the Company).

         Pursuant to Section 3 of the Shareholders' Agreement, the Company has granted the Reporting Persons (and certain other purchasers of Series A Preferred Stock and Warrants) a preemptive right to acquire its proportionate share of any new securities offered by the Company.

         Pursuant to Section 9 of the Purchase Agreement, the Company has agreed, subject to certain conditions, to register the shares of Common Stock issuable upon conversion of the Series A Preferred Stock and exercise of the Warrants held by the Visalia Trust under the Securities Act of 1933, as amended. The Company has also agreed that the Visalia Trust may elect to exchange its registration rights for any superior registration rights that it grants to any other person in the future (see Section 8.2 of the Purchase Agreement).

         Section 7 of the Certificate of Designation requires the approval of a majority of the outstanding shares of Series A Preferred Stock in order to take certain specified actions including (i) amendment of the Company's Certificate of Incorporation or Bylaws, (ii) capital reorganization of the Company, (iii) redemption of Common Stock (other than from employees upon termination of employment), (iv) consolidation or merger with or into, or acquisition of substantially all the assets of, any other entity, (iv) sell, lease, convey, encumber or otherwise dispose of all or substantially all of the property or business of the Company, (vi) create, authorize or issue any additional shares of Common Stock or convertible stock, having a preference or priority as to dividends or assets superior to or on parity with the Series A Preferred Stock, or (vii) pay dividends on Common Stock or any other class of stock unless all dividends have been paid or set aside for payment on the Series A Preferred Stock. Notwithstanding the foregoing, the Company may issue up to 96,000 shares of a new series of Preferred Stock identical to the Series A Preferred Stock, except that each such share of new Preferred Stock shall be convertible into 12.5 shares of Common Stock (the "New Stock"). The Visalia Trust would have the right to purchase such shares of New Stock in proportion to its holdings of the Series A Preferred Stock bears to the total number of shares of Series A Preferred Stock outstanding (currently, approximately 16.7%)

         Section 4.5 of the Shareholders' Agreement provides certain holders of the Series A Preferred Stock, including the Visalia Trust, with a right of first refusal on any disposition of securities of the Company by Michael Feygin, an executive officer and director of the Company. If Mr. Feygin wishes to sell any equity security of the Company held by him, he must first offer such securities to such Series A Preferred Stockholders. As of the date of the Company's most recent proxy statement, Mr. Feygin was the beneficial owner of 1,993,260 shares of Common Stock. In addition, pursuant to Section 4.4. of the Shareholders' Agreement, Mr. Feygin has agreed to limit his dispositions of equity securities of the Company to the limits imposed by Rule 144 of the Rules and Regulations under the Securities Act of 1933, as amended, on "affiliates" of the Company, regardless of whether he falls within the meaning of such term. For the 12 month period commencing September 14, 1998, Mr. Feygin has agreed that he will not dispose of shares with an aggregate sales price of more than $100,000 or a per share price of less than $1.00.

         See the information disclosed in Item 4 of this Form 13D which is incorporated herein by this reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     Exhibit 99.A   Series A Preferred Stock and Warrant Purchase Agreement

     Exhibit 99.B   Form of Stock Subscription Warrant

     Exhibit 99.C Restated Certificate of Designation of Rights, Preferences and Privileges of Series A Preferred Stock of the Company

     Exhibit 99.D   Shareholders' Agreement

                                     SIGNATURES


     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

September 22, 1998

                               /s/ Reed L. Harman
                               ---------------------------------------
                               REED L. HARMAN, individually
                               and as Co-Trustee of
                               the Visalia Trust



                               /s/ Nan M. Harman
                               ---------------------------------------
                               NAN M. HARMAN, individually
                               and as Co-Trustee of
                               the Visalia Trust